

07000857


SEC MAIL PROCESSING
RECEIVED
FEB 2 0 2007
WASH, D.C.
203
SECTION

MMISSION

BP 3/1

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 66997

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Partner Capital Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Burton Hills Blvd., Suite 375
(No. and Street)

Nashville, TN 37215
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Van, President 615-312-4120
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Puryear, Hamilton, Hausman & Wood, PLC
(*Name – if individual, state last, first, middle name*)

201 4th Avenue, North, Suite 1050, P.O. Box 190663, Nashville, TN 37219-0663
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 0 6 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

2/15/07

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Van, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Partner Capital Group, LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public


LYNETTE STARR PERGER
STATE
OF
TENNESSEE
NOTARY
PUBLIC
DAVIDSON COUNTY, TN

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent auditors' report on internal accounting control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



PURYEAR, HAMILTON,
HAUSMAN & WOOD, PLC
CERTIFIED PUBLIC ACCOUNTANTS

Management Recommendation Letter

To the Board of Directors
Partner Capital Group, LLC
Nashville, Tennessee

In planning and performing our audit of the financial statements of Partner Capital Group, LLC (the Company) as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Our consideration of internal control was for the limited purpose described in the preceding paragraph and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. However, as discussed below, we identified certain deficiencies in internal control that we consider to be significant deficiencies.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the Company's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than an inconsequential risk that errors will not be prevented or detected by the Company's internal control. We consider the following deficiencies to be significant deficiencies in internal control:

Segregation of Duties

Due to the Company having only one employee, who is the Financial and Operations Principal and President, it is currently not possible to properly segregate duties. As the Company grows, to the extent possible, duties should be segregated to serve as a check and balance to maintain the best control system possible.

JAMES E. HAMILTON, CPA ■ JEFFREY J. HAUSMAN, CPA ■ RONALD T. WOOD, CPA ■ WILLIAM P. PURYEAR, CPA, PFS, CONSULTANT
Suite 1050 ■ SunTrust Bank Building ■ P.O. Box 190663 ■ Nashville, Tennessee 37219-0663 ■ Phone 615-259-9038 ■ Fax 615-242-9462

Incorrect Name on Bank Accounts

Per examination of the bank statements during the year-end audit, it was noted that the account name on each statement was still listed as Hillsboro Capital, LLC, even though the Company name had been changed in September 2006. We recommend that the Company contact the account representative and file the necessary documents to update the name on the accounts to properly report the Company's name. Subsequent to year-end, but before issuance of the report, the Company had contacted the bank to effect the name change.

Reclassification Entries Needed at Year-End

In the process of performing our audit, we encountered various instances where expenses and equity accounts needed to be reclassified for proper reporting in the year-end financial statements. Expenses such as organization costs and legal fees were reclassified for accurate reporting. Equity account names were changed to reflect the Company's legal structure. Accounting tasks such as monthly reconciliations play a key role in proving the accuracy of accounting data and information included in interim financial statements used by the Company to prepare quarterly FOCUS reports and other interim reports for management's use. Therefore, in order to provide more accurate account descriptions, we recommend that the Company perform periodic reviews of the general ledger throughout the year, including making any necessary adjustments.

Company Personnel Not Preparing Year-End Financial Statement Notes

The Company does not prepare year-end financial statement notes for the audited financial statements. While the Company does closely review, approve and take responsibility for the year-end audited financial statements, it relies on the independent auditors to draft the related notes. Per discussions with the Company, management does not believe it is cost effective for its personnel to draft the annual financial statement report.

Communications with NASD

The Company is involved in on-going communication with NASD to fully and properly address all compliance issues noted in the field exam by NASD conducted in July 2006. The Company's latest letter, dated January 11, 2007, was its response to the "Letter of Caution" written by the NASD on December 22, 2006 relating to the July 2006 examination. To the Company's knowledge, it has now cleared all regulatory matters.


SEC MAIL PROCESSING
RECEIVED
FEB 2 0 2007
WASH, D.C.
203
SECTION

PARTNER CAPITAL GROUP, LLC
A TENNESSEE LIMITED LIABILITY COMPANY

FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2006

PARTNER CAPITAL GROUP, LLC
A TENNESSEE LIMITED LIABILITY COMPANY

Table of Contents

December 31, 2006



PURYEAR, HAMILTON,
HAUSMAN & WOOD, PLC
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

Board of Directors
Partner Capital Group, LLC
Nashville, Tennessee

We have audited the accompanying statement of financial condition of Partner Capital Group, LLC (the Company), a Tennessee limited liability company, as of December 31, 2006, and the related statements of income (loss), changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also included assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Partner Capital Group, LLC as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Puryear, Hamilton, Hausman & Wood, PLC

Nashville, Tennessee
February 1, 2007

JAMES E. HAMILTON, CPA ▪ JEFFREY J. HAUSMAN, CPA ▪ RONALD T. WOOD, CPA ▪ WILLIAM P. PURYEAR, CPA, PFS, CONSULTANT

Suite 1050 • SunTrust Bank Building • P.O. Box 190663 • Nashville, Tennessee 37219-0663 • Phone 615-259-9038 • Fax 615-242-9462

PARTNER CAPITAL GROUP, LLC
A TENNESSEE LIMITED LIABILITY COMPANY

Statement of Financial Condition

December 31, 2006

Assets

Receivables from clients and investment managers, net of allowance for doubtful accounts of $25,403	$ 87,720
Cash and cash equivalents	56,252
Other assets	325
Total assets	$ 144,297

Liabilities and Member's Equity

Liabilities:	
Payables to broker-dealers and agents	$ 1,938
Accounts payable - Related party	2,259
Accrued expenses	17,750
Total liabilities	21,947
Member's equity	122,350
Total liabilities and member's equity	$ 144,297

See independent auditors' report and accompanying notes to financial statements.

PARTNER CAPITAL GROUP, LLC
A TENNESSEE LIMITED LIABILITY COMPANY

Statement of Income (Loss) and Changes in Member's Equity

For the Year Ended December 31, 2006

Revenues:	
Fees for account supervision, investment advisory, and administrative services	$ 176,137
Commissions	131,654
Interest and dividends	3,441
Other income	628
Total revenues	311,860
Expenses:	
Compensation and member benefits	231,050
Shared expenses	60,000
Bad debt expense	53,093
Professional fees	33,536
Commissions expense	24,154
Licenses and permits	18,650
Office expense	6,936
Organization costs	14,866
Amortization expense	8,191
Other expenses	1,607
State franchise tax refund	(2,722)
Total expenses	449,361
Net loss	(137,501)
Member's equity at beginning of year	259,851
Member's equity at end of year	$ 122,350

See independent auditors' report and accompanying notes to financial statements.

PARTNER CAPITAL GROUP, LLC
A TENNESSEE LIMITED LIABILITY COMPANY

Statement of Cash Flows

For the Year Ended December 31, 2006

Cash flows from operating activities:	
Net loss	$ (137,501)
Adjustments to reconcile net loss to net cash provided by (used for) operating activities:	
Amortization	8,191
Change in allowance for doubtful accounts	25,403
Increase (decrease) in certain operating assets and liabilities:	
Receivables from clients and investment managers	83,391
Other assets	5,151
Payables to broker-dealers and agents	(30,421)
Accounts payable - Related party	(5,996)
Accrued expenses	17,750
Net cash provided by (used for) operating activities	(34,032)
Cash and cash equivalents - Beginning of period	90,284
Cash and cash equivalents - End of period	$ 56,252

See independent auditors' report and accompanying notes to financial statements.

(1) Summary of Significant Accounting Policies

(a) Nature of Company Operations

Partner Capital Group, LLC (the Company), a Tennessee limited liability company, was initially formed as a corporation in 1996, converted to an LLC in 2004, and began operations as a broker-dealer in 2006, under the laws of the State of Tennessee. The Company was originally formed in 1996, and began operations in 1997 as an investment advisory company under the name Van Advisors, Inc., with subsequent name changes of Van Hedge Fund Advisors International, Inc., Van Hedge Fund Advisors International, LLC, Hillsboro Capital, LLC, and then the current name of Partner Capital Group, LLC. During 2006, the Company became a non-public broker-dealer, and is currently a member of the National Association of Securities Dealers (NASD). The Company is a single member Tennessee Limited Liability Company that is wholly-owned by Greenwich Alternative Investments, LLC (GAI), formerly known as Van Hedge Funds, LLC and Greenwich-Van, LLC.

The Company is currently engaged in two lines of business: (1) a securities broker-dealer, and (2) an investment advisor. A substantial portion of the Company's revenue comes from these two lines of business.

(b) Accrual Basis

The financial statements of the Company are prepared using the accrual basis of accounting, under which revenue is recognized when earned rather than when collected and expenses are recognized when incurred rather than when disbursed.

(c) Use of Estimates

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and certain reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(Continued)

(d) **Receivables From Clients and Investment Managers and Related Payables**

Securities transactions are recorded and reported on the effective date of the investment. Related commission income and expenses are accrued on a monthly basis and are generally collectible after the end of a calendar quarter.

Management provides an allowance for doubtful accounts equal to the estimated uncollectible amounts. The allowance for doubtful accounts is established through a provision for receivable losses charged to expense. Management's estimate of doubtful accounts is based on historical collection experience and a review of the current status of accounts receivable. It is reasonably possible that management's estimate of the allowance for doubtful accounts could change. There is an allowance of $25,403 as of December 31, 2006. For the year ended December 31, 2006, bad debt expense totals $53,093, which includes the provision for doubtful accounts of $25,403, plus an additional $27,690 of related party receivables which were determined to be uncollectible during 2006. At December 31, 2006, $23,604 and $26,901 of receivables from two clients and two managers, respectively, are greater than ninety days old. The Company has not established a policy to assess late fees and interest on delinquent accounts. No accounts are on a non-accrual status.

(e) **Fees for Account Supervision and Investment Advisory Services**

Fees for account supervision and investment advisory services earned relate to quarterly advisory fees charged on accounts advised by the Company. While these fees are received quarterly, they are recognized as earned on a pro-rata basis over the lives of the investments.

(f) **State Income Taxes**

As a single member limited liability company, the Company's taxable income or loss is allocated to the member for inclusion in his personal tax return. Therefore, no provision or liability for federal income taxes has been included in the financial statements. The Company is liable for Tennessee state franchise and excise taxes.

(g) **Organization Costs**

Organization costs, including professional fees, are expensed as incurred in accordance with Statement of Position 98-5.

(Continued)

(h) Cash and Cash Equivalents

Cash and cash equivalents include funds held in interest-bearing accounts and dividend-bearing money market accounts with an original maturity of three months or less.

(2) Receivables From Clients and Investment Managers and Payables to Broker-Dealers and Agents

Amounts receivable from clients and investment managers and payables to broker-dealers and agents at December 31, 2006 consist of the following:

Client paid fees receivable	$ 76,540
Hedge fund fees receivable	35,955
Other receivables	628
	113,123
Less: Allowance for doubtful accounts	(25,403)
Total receivables	$ 87,720
Commissions payable	$ 1,938
Total payables	$ 1,938

(3) Concentration of Credit Risk

The Company is engaged in various brokerage activities in which counter-parties primarily include investment managers. In the event counter-parties do not fulfill their obligation, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counter-party. It is the Company's policy to review, as necessary, the credit standing of each of the counter-parties.

The Company periodically maintains cash balances in excess of the Federal Deposit Insurance Corporation's insured maximum amount of $100,000. There is a risk of loss in the event of a bank failure

(4) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as

(Continued)

defined, shall not exceed 15:1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10:1). At December 31, 2006, the Company had net capital of $36,241, which was $31,241 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.61:1.00.

(5) Transactions with Related Parties

The Company has entered into an Expense Sharing Agreement with GAI, in which GAI processes and pays certain expenses of the Company and then bills the Company on a monthly basis. These expenses include payroll and member benefits, such as health, dental, and disability insurance, and payroll processing services, which are billed through at GAI's cost to the Company. Additionally, the Company must pay GAI a monthly sum of $5,000 for shared general and administrative costs, which totaled $60,000 for the year ended December 31, 2006.

To reduce these shared general and administrative costs, the Company bills GAI $3,333 per month for administrative services performed for other entities controlled by GAI. Income to the Company for these services totaled $40,000 during the year ended December 31, 2006, and is included in the fees for account supervision, investment advisory, and administrative services revenue on the Statement of Income (Loss).

At December 31, 2006, the Company has a payable to an employee totaling $2,259 for Company expenses paid by such employee.

As of December 31, 2006, the Company has allowed 100% of an account receivable of $25,690 from GAI for advances made to GAI in 2006 which are not expected to be repaid.

During 2006, the Company wrote off advances previously made to two separate affiliates totaling $2,000.

SUPPLEMENTARY INFORMATION



PURYEAR, HAMILTON,
HAUSMAN & WOOD, PLC
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report on Supplementary Information
Required by Rule 17a-5
of the Securities and Exchange Commission

Board of Directors
Partner Capital Group, LLC
Nashville, Tennessee

We have audited the accompanying financial statements of Partner Capital Group, LLC, a Tennessee limited liability company, as of and for the year ended December 31, 2006, and have issued our report thereon dated February 1, 2007. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, IV, and Exhibit I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Puryear, Hamilton, Hausman & Wood, PLC

Nashville, Tennessee
February 1, 2007

JAMES E. HAMILTON, CPA ▪ JEFFREY J. HAUSMAN, CPA ▪ RONALD T. WOOD, CPA ▪ WILLIAM P. PURYEAR, CPA, PFS, CONSULTANT

Suite 1050 • SunTrust Bank Building • P.O. Box 190663 • Nashville, Tennessee 37219-0663 • Phone 615-259-9038 • Fax 615-242-9462

PARTNER CAPITAL GROUP, LLC
A TENNESSEE LIMITED LIABILITY COMPANY

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2006

Net Capital:		
Total member's capital qualified for Net Capital		$ 122,350
Deductions and/or charges:		
Nonallowable assets from Statement of Financial Condition:		
Receivables from clients and investment managers	$ 85,782	
Other assets	325	
		86,107
Net capital before haircuts on securities positions		36,243
Haircuts on securities:		
Other securities		2
Net Capital		$ 36,241

Computation of Basic Net Capital Requirement

Net capital requirement, the greater of:		$ 5,000
1/15 of aggregate indebtedness	$ 1,463	
Minimum dollar requirement	$ 5,000	
Net capital		36,241
Excess net capital		$ 31,241

Computation of Aggregate Indebtedness

Aggregate indebtedness:	
Items included in Statement of Financial Condition:	
Payables to broker-dealers and agents	$ 1,938
Accounts payable - Related party	2,259
Accrued expenses	17,750
Total aggregate indebtedness	$ 21,947

Computation of Basic Net Capital Requirement to Aggregate Indebtedness

Total aggregate indebtedness	$ 21,947
1/15 of aggregate indebtedness	$ 1,463
Excess net capital at 1,000% (net capital, less 10% of aggregate indebtedness)	$ 34,046
Ratio: Aggregate indebtedness to net capital	0.61:1.00

The above computation agreed to the amended calculation filed by the broker-dealer for the quarter ended December 31, 2006.

See independent auditors' report on supplementary information.

PARTNER CAPITAL GROUP, LLC
A TENNESSEE LIMITED LIABILITY COMPANY

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2006

Exemptive Provisions - An exemption from Rule 15c3-3 claimed under Section (k)(2)(ii) - During 2006, there were no custody transactions or customer accounts.

See independent auditors' report on supplementary information.

PARTNER CAPITAL GROUP, LLC
A TENNESSEE LIMITED LIABILITY COMPANY

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2006

Exemptive Provisions - An exemption from Rule 15c3-3 claimed under Section (k)(2)(ii) - During 2006, there were no custody transactions or customer accounts.

See independent auditors' report on supplementary information.

PARTNER CAPITAL GROUP, LLC
A TENNESSEE LIMITED LIABILITY COMPANY

Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts

As of December 31, 2006

This requirement is not applicable to Partner Capital Group, LLC. During 2006, there were no custody transactions or customer accounts.

See independent auditors' report on supplementary information.

Exhibit I

PARTNER CAPITAL GROUP, LLC
A TENNESSEE LIMITED LIABILITY COMPANY

Statement of Financial Condition

December 31, 2006

	Allowable	Non-Allowable	Total
Assets			
Receivables from clients and investment managers, net of allowance for doubtful accounts of $25,403	$ 1,938	$ 85,782	$ 87,720
Cash and cash equivalents	56,252	-	56,252
Other assets	-	325	325
Total assets	$ 58,190	$ 86,107	$ 144,297
Liabilities and Member's Equity			
Liabilities:			
Payables to broker-dealers and agents	$ 1,938	$ -	$ 1,938
Accounts payable - Related party	2,259	-	2,259
Accrued expenses	17,750	-	17,750
Total liabilities	21,947	-	21,947
Member's equity			122,350
Total liabilities and member's equity			$ 144,297

See independent auditors' report on supplementary information.



PURYEAR, HAMILTON,
HAUSMAN & WOOD, PLC
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report on Internal Control of a Broker-Dealer Claiming Exemption from Securities and Exchange Commission (SEC) Rule 15c3-3

Board of Directors
Partner Capital Group, LLC
Nashville, Tennessee

In planning and performing our audit of the financial statements of Partner Capital Group, LLC (the Company), a Tennessee limited liability company, as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

JAMES E. HAMILTON, CPA ▪ JEFFREY J. HAUSMAN, CPA ▪ RONALD T. WOOD, CPA ▪ WILLIAM P. PURYEAR, CPA, PFS, CONSULTANT

Suite 1050 ▪ SunTrust Bank Building ▪ P.O. Box 190663 ▪ Nashville, Tennessee 37219-0663 ▪ Phone 615-259-9038 ▪ Fax 615-242-9462

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the Company's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the Company's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We identified certain deficiencies in internal control, and have reported them to management in a separate letter. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described

in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Nashville, Tennessee
February 1, 2007